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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                        (Amendment No. 19)*

_____________________ REAL SILK INVESTMENTS, INC.  ___________________
                         (Name of Issuer)

___________________________ COMMON STOCK _________________________
                   (Title of Class of Securities)

___________________________ 756027108 ____________________________
                         (CUSIP Number)

_______________________ December 31, 1998 ________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      ___ Rule 13d-1(b)
      ___ Rule 13d-1(c)
      _X_ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  756027108
_________________________________________________________________________

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Moriah Fund, Inc.
    Mary Ann Stein

2.  Check the Appropriate Box if a Member of a Group
    (a)
    (b)  X

3.  SEC Use Only

4.  Citizenship or Place of Organization
    U.S.A.

5.  Number of Shares Beneficially Owned by Each Reporting Person With:
    Sole Voting Power
    Moriah Fund, Inc.        77,000
    Mary Ann Stein            6,905

    Moriah Fund, Inc. is the beneficial owner of shares that are held in an escrow account, where the underlying escrow agreement states that Moriah Fund, Inc. (reporting person) has the right to vote these shares.

6.  Number of Shares Beneficially Owned by Each Reporting Person With:
    Shared Voting Power
    Mary Ann Stein           11,224

    4,319 of these shares are held in trust accounts for related owners and where Mary Ann Stein has beneficial ownership. These shares are reported as beneficially owned by Mary Ann Stein under the "shared" category resulting in the total shares reported in this category exceeding the actual number of shares involved.

7.  Number of Shares Beneficially Owned by Each Reporting Person With:
    Sole Dispositive Power
    Moriah Fund, Inc.        51,333
    Mary Ann Stein            6,905

8.  Number of Shares Beneficially Owned by Each Reporting Person With:
    Shared Dispositive Power
    Mary Ann Stein           11,224

    See explanation under line number 6 above.


9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
    95,129

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

11. Percent of Class Represented by Amount in Row (11):
    57.76%

       In the past, the other group member, Daniel Efroymson filed with the group members noted above, in a joint, group filing. For the 1998 Section 13G filing, Daniel Efroymson has filed separately.

12. Type of Reporting Person:
    Moriah Fund, Inc.      CO
    Mary Ann Stein         IN



Schedule 13-G

Amendment No. 19


Item 1.
  (a)  Issuer:  Real Silk Investments, Inc.
  (b)  Issuer's Principal Executive Office:

             445 N. Pennsylvania Street
             Suite 500
             Indianapolis, IN  46204

Item 2.
  (a)  Name of Person Filing:
       Moriah Fund, Inc.
  (b)  Address of Principal Business Office:
       One Farragut Square South
       1634 I Street, N.W., Suite 1000
       Washington, DC  20006-4003
  (c)  Citizenship:
       U.S.A.
  (d)  Title of Class of Securities
       Moriah Fund, Inc. is a private foundation (501(c)(3)).
  (e)  CUSIP Number
       N/A.

Item 3. This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.
  (a)  Amount beneficially owned:   95,129
  (b)  Percent of class:             57.76%
  (c)  Number of shares as to which the person has:
       (i)   Sole power to vote or to direct the vote:
             Moriah Fund, Inc.      77,000
             Mary Ann Stein          6,905
       (ii)  Shared power to vote or to direct the vote:
             Mary Ann Stein         11,224
             See explanation per cover sheet line 6.
       (iii) Sole power to dispose or to direct the disposition of:
             Moriah Fund, Inc.      51,333
             Mary Ann Stein          6,905
       (iv)  Shared power to dispose or to direct the disposition of:
             Mary Ann Stein         11,224
             See explanation per cover sheet line 6.
Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another
  Person:  Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
  Not applicable.
Item 8.  Identification and Classification of Members of the Group:
  Members of the group per Section 240.13d-1(d):
         Moriah Fund, Inc.
         Mary Ann Stein

         One member of the original group, Daniel R. Efroymson has assumed responsibility for filing his own
  ("sub"-group) Schedule 13G. Therefore, the holdings of Daniel R. Efroym-son are not included in this report.
Item 9.   Notice of Dissolution of Group:  Not applicable.
Item 10.  Certification:
  Not applicable.


                             SIGNATURE
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 16, 1999
                                  Signature
                                  Mary Ann Stein, President
                                  Moriah Fund, Inc.